SEC File No. 70-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                 Jersey Central Power & Light Company ("JCP&L")
                              76 South Main Street
                                Akron, Ohio 44308

             (Name of company filing this statement and address of
                          principal executive office)

                                FirstEnergy Corp.
          (Name of top registered holding company parent of applicant)

Leila L. Vespoli                            Douglas E. Davidson, Esq.
Senior Vice President                       Thelen Reid & Priest LLP
  and General Counsel                       875 Third Avenue, 10th Floor
FirstEnergy Corp.                           New York, New York 10022
76 South Main Street
Akron, Ohio 44308

                   (Names and addresses of agents for service)

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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

     A. JCP&L is a public utility subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered public utility holding company. The principal executive offices of both JCP&L and FirstEnergy are located in Akron, Ohio. JCP&L is an electric public utility company operating in New Jersey and accordingly furnishes electric service to over one million customers located within 13 counties in northern, western and east central New Jersey. JCP&L hereby requests an exemption from the "at-cost" requirements of section 13(b) of the Act and rules 90 and 91 thereunder in connection with a service agreement that will be entered into in connection with the transactions described below. In connection with a proposed issuance of transition bonds, JCP&L intends (1) to form a new direct or indirect wholly-owned subsidiary ("Special Purpose Issuer") which will be a limited liability company; (2) that JCP&L, directly, and that FirstEnergy, indirectly, will acquire all of the common equity interests in the Special Purpose Issuer; (3) that the Special Purpose Issuer will issue and sell up to $400 million in aggregate principal amount of transition bonds; and (4) that, if necessary, JCP&L will cause the Special Purpose Issuer to enter into certain interest rate swap agreements, all as more fully described

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below,  to facilitate  the offering of the  transition  bonds.1 The  transaction described above is commonly referred to as a "securitization".2

     In connection with the planned securitization, JCP&L intends to enter into a Servicing Agreement, as hereinafter defined, with the Special Purpose Issuer pursuant to which JCP&L will provide services, as more fully described below, to the Special Purpose Issuer, at a pre-determined rate, which rate may not be in accordance with the "at-cost" requirements of section 13(b) of the Act and rules 90 and 91 thereunder. Accordingly, JCP&L hereby seeks an exemption from the requirements of section 13(b) of the Act with respect to the Servicing Agreement.

     B. On February 9, 1999, the New Jersey legislature enacted the Electric Discount and Energy Competition Act, P.L. 1999, c. 23 (N.J.S.A. 48:3-49 et seq.), which was subsequently amended in 2002 by P.L. 2002, ch. 84 (as so amended, the "Competition Act"), to restructure the electric utility and natural gas industries in New Jersey. The Competition Act required New Jersey electric utilities, including JCP&L, to unbundle electric services into separate charges for, among other things, customer account services (metering and billing),

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1  The transactions  described in this sentence have been previously  authorized by the Commission by Order dated June 30, 2003 (HCAR No. 27694) (the "June 30 Order"), pursuant to which the Commission authorized, among other things, FirstEnergy and JCP&L to acquire, directly or indirectly, the equity securities of one or more "Financing Subsidiaries". The Special Purpose Issuer, as more fully described below, is a Financing Subsidiary. The June 30 Order also provided that securities issued by any Financing Subsidiaries to third parties would be exempt under rule 52 under the Act, if such securities, if issued directly by the parent company of the Financing Subsidiary, which in this instance is JCP&L, would be exempt under rule 52 under the Act. The issuance of the transition bonds and any securities issued in connection with any interest rate swap agreement will be authorized by the New Jersey Board of Public Utilities (the "BPU" or the "Board") and thus would be exempt under rule 52 if issued by JCP&L. JCP&L will file reports on Form U-6B-2 after the closing of the transactions described herein.
2 By Order dated June 5, 2002 (HCAR No. 27537), the Commission authorized JCP&L and FirstEnergy to undertake a similar transaction in connection with JCP&L Transition Funding LLC's Series 2002-A Transition Bonds, $320 million of which were issued and sold on June 11, 2002 (the "2002 Securitization Transaction").

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distribution,  transmission  and  generation.  While  the  New  Jersey  electric generation market has been open to competition since August 1, 1999, electric distribution and, at least initially, customer account services continue to be regulated by the Board. Transmission services are provided by the New Jersey electric utilities pursuant to open access transmission tariffs filed with the Federal Energy Regulatory Commission ("FERC"). The Competition Act, and more
specifically,   the   2002   amendments,   authorize   the   recovery,   through
securitization, of a number of costs incurred by electric utilities, including costs defined in the Competition Act as "Basic Generation Service Transition Costs" -- costs associated with the procurement of power in connection with a utility's "provider of last resort" responsibilities incurred during the transition period of electric utility restructuring.3

     C. The Competition Act provides for the use of securitization to facilitate utility restructurings by empowering the BPU, at the request of a utility, to authorize such utility, directly or indirectly, to issue transition bonds in order to recover and/or finance a portion of, among other things, its Basic Generation Service Transition Costs. Utilities must apply to the BPU for a bondable stranded costs rate order authorizing the issuance of transition bonds and approving the amount of the initial transition bond charge ("TBC") to be imposed on all retail electric distribution customers.

     D. Under the Competition Act, the BPU may authorize the issuance of transition bonds if the issuance of the transition bonds will provide benefits for ratepayers that include the lowest possible TBC consistent with market conditions and the terms of the related bondable stranded costs rate order.

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3  The New Jersey electric  utilities, including JCP&L,  have accumulated  these costs in a deferral account on their books. These deferred costs are generally referred to as the "deferred balance."

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     E.   Further,  under the  Competition  Act, the  transition  bonds may have a scheduled amortization of up to 15 years from their issuance. In general, the TBC is a separate, non-bypassable charge that will be assessed against all retail electric distribution customers, regardless of whether they continue to
purchase  electricity  from  the  distribution   utility.  The  TBC  will  be  a
usage-based charge that will be sufficient to recover the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other related fees and expenses. The relationship between collections of the TBC and the debt service and expense requirements on the transition bonds will likely be dependent upon, among other things, the utility's ability to forecast: (1) sales; (2) delinquencies and write-offs; and
(3) payment lags.

     F. On February 14, 2003, JCP&L filed a petition with the BPU seeking a bondable stranded costs rate order to authorize securitization of its Basic Generation Service Transition Costs associated with its deferred balance, together with other bondable stranded costs.4 Such amounts will be collected from JCP&L's ratepayers via the TBC once JCP&L has securitized such amounts. On August 1, 2003, in a separate proceeding (the "Deferred Balances Proceeding"), the BPU deemed that $272 million of JCP&L's deferred balance was eligible for rate recovery. JCP&L has requested that the BPU issue a bondable stranded costs rate order (the "Financing Order") authorizing the Special Purpose Issuer's issuance of up to $277 million of transition bonds representing approximately $266 million of Basic Generation Service Transition Costs and an estimated $11 million of transaction costs, including related fees and expenses of

--------------------
4 JCP&L has since amended the petition on September 19, 2003 and December 1, 2003.

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issuance and sale of the transition bonds and of refinancing or retiring JCP&L's debt and preferred equity in the near future.5

     G. The TBC will remain in effect until all principal, interest and other costs on the related transition bonds are paid in full, and will be adjusted at least annually, in accordance with the Competition Act, to insure full payment of debt service and expenses. Under the Competition Act, neither the BPU nor any other governmental entity may rescind, alter, repeal, modify or amend a bondable stranded costs rate order, and the State may not limit, alter or impair any bondable transition property6 or associated rights. The transition bonds will not constitute a debt or liability of the State or of JCP&L, but only of the Special Purpose Issuer.

     H. The BTP and the related TBC revenue stream are isolated from any credit risk associated with the utility because the utility will have transferred them to the Special Purpose Issuer, which will be structured to be a "bankruptcy remote" assignee. The Special Purpose Issuer, which will be a Delaware limited liability company, will issue transition bonds secured by the BTP and the TBC revenue stream. The securitization will be structured so that the transfer of the interest in the BTP will be treated as an absolute transfer of all of JCP&L's right, title and interest in the BTP as in a true sale, and not as a pledge or other financing, for all purposes other than for Federal and State income and franchise tax purposes and for certain financial reporting

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5  JCP&L has reserved the right to appeal the decision in the Deferred  Balances
Proceeding seeking an increase in the mount of its deferred balance eligible for recovery. Therefore, JCP&L has noted in this Application that the initial principal balance of the transition bonds issued by the Special Purpose Issuer may be as much as $400 million. JCP&L will advise the Commission of any change in the amount of its deferred balance deemed eligible for recovery by the BPU.
6  Under  the  Competition  Act,  Bondable  Transition   Property  ("BTP"),  the
statutory and regulatory right to collect the TBC, is defined as "the property consisting of the irrevocable right to charge, collect and receive, and be paid from collections of, transition bond charges in the amount necessary to provide for the full recovery of bondable stranded costs which are determined to be recoverable in a bondable stranded costs rate order . . . ." N.J.S.A. 48:3-51.

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purposes.  The  transfer of the BTP to the Special  Purpose  Issuer will have no effect on JCP&L's debt to equity ratio.

     I. As the TBC is imposed upon and collected from ratepayers, such amounts will be used to pay principal and interest on the transition bonds, as well as
fees  and  expenses   related  to  the   securitization   transaction.

     J. The securitization structure outlined above will enhance the creditworthiness of the transition bonds because the underlying securitized assets (the BTP and its associated TBC revenue stream) are isolated from the risks associated with the assets of JCP&L once transferred to the Special Purpose Issuer. Moreover, as discussed above, the State of New Jersey under the Competition Act may not reduce the value of the BTP or TBC until the transition bonds are fully discharged, and the BPU's bondable stranded costs rate order is irrevocable under the Competition Act. These aspects of the securitization transaction will enable the transition bonds to obtain a higher credit rating than the existing debt instruments of JCP&L. JCP&L understands that all other utility securitization bonds, including those issued in the 2002 Securitization Transaction, have received the highest possible credit rating from the principal rating agencies and, accordingly, believes that it is reasonable to expect that its transition bonds will receive such credit ratings, although JCP&L has received no such assurances from any rating agency.

     K. Pursuant to a "Sale Agreement", JCP&L will transfer the interest in the BTP created by the irrevocable bondable stranded costs rate order to the Special Purpose Issuer in exchange for the net proceeds from the sale of the transition bonds. Such transfer will be treated as a true sale, and not as a secured financing, for bankruptcy purposes. The Special Purpose Issuer initially will be capitalized (in an amount equal to at least 0.5% of the total principal

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amount of the transition bonds) through a direct capital contribution by JCP&L.7
The Special Purpose Issuer will deposit the capital contribution amount into a "Capital Subaccount."

     L. The actual amount of the TBC will be sized to provide for collection of an amount beyond that needed to pay expected costs and debt service on the transition bonds (the "Overcollateralization Amount"). The Overcollateralization Amount, which will be collected ratably over the expected term of the transition bonds, will enhance the creditworthiness of the transition bonds and will be deposited into a subaccount (the "Overcollateralization Subaccount").

     M. JCP&L, as the servicer of the TBC revenue stream pursuant to the Servicing Agreement described below, will remit at least monthly all amounts collected in respect of the TBC to a collection account maintained by the indenture trustee for the benefit of the holders of the transition bonds (the "Collection Account").8 The indenture trustee will periodically pay out of the Collection Account, among other amounts authorized by the BPU, trustee fees, independent manager fees, servicing fees, administrative fees, operating expenses, accrued but unpaid interest on all classes of the transition bonds, and principal (to the extent scheduled) on transition bonds. Any remaining balance in the Collection Account will be used to restore the Capital
Subaccount, fund and replenish the Overcollateralization Subaccount (to the required scheduled level), and then be added to reserves (the "Reserve Subaccount").9

     N. The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different
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7  JCP&L will not charge interest on this capital contribution.
8 It is expected that, initially, JCP&L will remit such amounts on a daily basis within two business days of deemed collection.

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maturities  and  interest  rates  and each  series  may have  classes  with such maturities, interest rates. fixed or variable, and other terms as the Special Purpose Issuer shall determine from time to time in the future. The aggregate average interest cost of the transition bonds will not exceed the applicable U.S. mid-market swap benchmark, as quoted, among other places, on Telerate page 19901, plus 300 basis points.10 The TBC for each series will be structured to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs, delinquencies and usage, which may differ from the amounts actually experienced.

     If necessary, the Special Purpose Issuer may enter into transactions to convert all or a portion of any transition bonds bearing interest at a floating rate ("Floating Rate Transition Bonds") to fixed rate obligations of the Special Purpose Issuer using interest rate swaps or other derivative products designed for such purposes. The Special Purpose Issuer will enter into one or more interest rate swaps, or one or more derivative instruments, such as interest rate caps, interest rate floors and interest rate collars (collectively, "Derivative Transactions"), with one or more counterparties whose senior debt ratings, or the senior debt ratings of the parent companies

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9  JCP&L may add other reserve  accounts, in addition to those described in this
Application, to obtain the highest possible credit ratings for the transition bonds.
10 The swap rate used as a benchmark is the fixed rate of interest that could be exchanged for a floating rate of interest (based on LIBOR) over a specified term. As an example, if a particular transition bond tranche had a ten-year average life, that tranche would be priced based on, but would not exceed 300 basis points greater than, the mid-point between current bid and asked 10 year swap rates at the time of pricing.

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of the  counterparties,  as published by Standard and Poor's Ratings Group,  are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Inc. or Fitch, Inc. ("Authorized Counterparties"). The notional amount of the swaps and the expected average life of the swaps will not exceed that of the underlying Floating Rate Transition Bonds. For instance, in connection with Floating Rate Transition Bonds, the Special Purpose Issuer would enter into an interest rate swap with a swap counterparty whereby it would receive the same floating rate interest payment from the counterparty as it pays to the transition bondholders. In return, the Special Purpose Issuer would agree to make payments to the counterparty based upon the principal amount of such transition bonds at an agreed upon fixed interest rate. The net effect of such a transaction would be to convert the Floating Rate Transition Bonds to fixed rate obligations. The term of the interest rate swap would match the maturity of the Floating Rate Transition Bonds and the swap notional amount would at all times equal the outstanding principal amount of such bonds. Swaps or other derivative transactions would be entered into only with Authorized Counterparties. Any swap agreement will also include customary provisions related to indemnification by JCP&L or the Special Purpose Issuer for breakage costs and other losses under certain circumstances related to the savings.

     O. Pursuant to a servicing agreement between JCP&L and the Special Purpose Issuer (the "Servicing Agreement"), JCP&L will act as a servicer of the TBC revenue stream. In this capacity, JCP&L will, among other things: (1) bill customers and make collections on behalf of the Special Purpose Issuer and (2) file with the BPU for periodic adjustments to the TBC to achieve a level which allows for payment of all debt service and full recovery of amounts authorized by the Board to be collected through the TBC in accordance with the expected amortization schedule for each series and class of transition bonds. JCP&L may, subject to

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certain  conditions,  subcontract  with other companies to carry out some of its servicing responsibilities. JCP&L expects that the Servicing Agreement will remain in effect until the legal final maturity of the transition bonds, which, as discussed above in paragraph N of this Item 1, will not exceed 17 years.

     P. JCP&L will receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. JCP&L's servicing fee will be set at an amount equal to no more than 0.125% of the initial principal amount of the transition bonds. This fee may not reflect JCP&L's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, JCP&L is seeking an exemption from these requirements. The rating agencies will require that the servicing fee be set at a level comparable to one negotiated at arms-length and which would thus be reasonable and sufficient for a similarly situated third party performing similar services. To do otherwise would most likely lower the credit rating of the transition bonds. This "arms-length" fee assures that the Special Purpose Issuer would be able to operate independently and thus strengthens the position that it is a "bankruptcy remote"11 entity.

     JCP&L is the most logical and cost-effective choice for servicer for a number of reasons. JCP&L is already performing many of the servicer's tasks in its capacity as the local distribution utility, such as metering and billing, and, thus, the servicing fee JCP&L collects will be substantially lower than the fee any other entity would charge. Further, JCP&L is currently acting as servicer in connection with the 2002 Securitization Transaction, as was

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11  A "bankruptcy  remote" entity would not be impacted by a bankruptcy of JCP&L and is, therefore, expected to have a credit rating different from (and, indeed, higher than) that of JCP&L.

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previously   approved  by  the  Commission,   and  is  thus  familiar  with  the
requirements of the position.12 Having JCP&L act as servicer is therefore beneficial to ratepayers because, ultimately, it is the ratepayers who will pay the servicing fee through the TBC.

     Q. Any successor to JCP&L pursuant to any merger, consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume JCP&L's obligations under the Sale Agreement and the Servicing Agreement and under the Competition Act.

     R. Personnel employed by FirstEnergy Service Company ("FESC") will provide ministerial services on an as-needed basis to the Special Purpose Issuer pursuant to an administration agreement ("AA") to be entered into between the Special Purpose Issuer and FESC. The services to be provided will consist primarily of internal administrative matters relating to the Special Purpose Issuer such as providing notices required under its transition bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the AA, the Special Purpose Issuer will reimburse FESC for the cost of the services provided, computed in accordance with Rules 90 and 91 under the Act, as well as other applicable rules and regulations. As described above, JCP&L will be retained under the Servicing Agreement to collect and manage the BTP and associated TBC revenues and to make appropriate filings with the BPU.

     S. JCP&L will use the net proceeds from the sale of the transition bonds to reduce eligible stranded costs through the retirement of debt or equity, or both, as permitted by the Competition Act. In accordance with the Competition Act, the application of the proceeds from

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12  The Commission has also approved section 13(b) exemptions in connection with servicing agreement arrangements from other stranded costs securitizations.  See
                                                                             ---
Conectiv,  HCAR No. 27588 (Oct. 28, 2002);  PECO Energy Company,  HCAR No. 27483
---------                                   -------------------
(Dec. 27, 2001); The Connecticut  Light and Power Company,  HCAR No. 27319 (Dec.
                 ----------------------------------------
26, 2000); West Penn Power Co., HCAR No. 27091 (Oct. 19, 1999).
           -------------------

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the sale of the transition  bonds will not  substantially  alter JCP&L's capital structure, as assessed by the Board.

     T. The specific steps to be taken by JCP&L to reduce its capitalization will depend, in large part, on the date on which the proceeds from the sale of transition bonds become available, the then prevailing market conditions, and the circumstances at that time.

     U.   Rule 54 Analysis.

     The proposed transactions are subject to the requirements of Rules 53 and Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are "exempt wholesale generators" ("EWGs") or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if paragraphs
(a), (b) and (c) of Rule 53 are satisfied.

     FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). By Order dated October 29, 2001 (HCAR No. 27459) (the "Merger Order"), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's consolidated retained earning of $1.6 billion as of September 30, 2003, would be $800 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current

Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.13

     As of September 30, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1.06 billion,14 an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of September 30, 2003, "consolidated retained earnings" were $1.6 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of September 30, 2003, FirstEnergy's consolidated capitalization consisted of 38.7% common equity, 1.7% cumulative preferred stock, 1.3% subsidiary - obligated mandatorily redeemable preferred securities, 57.1% long-term debt and 1.2% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of

--------------------

13 This reservation of jurisdiction was continued through December 31, 2005 by order dated June 30, 2003 in File No. 70-10122, HCAR No. 27694.
14 This $1.06 billion amount represents Current Investments only. As of September 30, 2003, FirstEnergy had no Genco Investments.

earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empressa Distribuidora Electrica Regional S.A. ("Emdersa").15

     Further, since the date of the Merger Order, and, after taking into account the effects of FirstEnergy's acquisition of GPU, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

     FirstEnergy's utility subsidiaries remain financially sound companies, as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for FirstEnergy's operating utility subsidiaries.

--------------------
15 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on FirstEnergy's consolidated balance sheets. On November 1, 2002, FirstEnergy began consolidating the results of Emdersa's operations in its financial statements. In the fourth quarter of 2002, FirstEnergy recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, FirstEnergy recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in FirstEnergy's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.

          Subsidiary                   Standard & Poors16    Moody's17   Fitch18

          Ohio Edison Company          BB+                   Baa2        BBB
          The Cleveland Electric
             Illuminating Company      BB+                   Baa3        BB
          The Toledo Edison
             Company                   BB+                   Baa3        BB
          Pennsylvania Power
             Company                   B+                    Baa2        ---
          JCP&L                        ---                   ---         ---
          Metropolitan Edison
             Company                   ---                   ---         ---
          Pennsylvania Electric
             Company                   BBB-                  A2          BBB

     FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The estimated fees, commissions and expenses expected to be incurred in connection with the preparation and filing of this Application/Declaration will not exceed $10,000.

--------------------
16  Standard & Poor's Rating Services
17  Moody's Investors Service, Inc.
18  Fitch, Inc.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------
         The proposed servicing agreement is subject to section 13(b) of the Act and rules 54, 90 and 91 thereunder.

ITEM 4.  REGULATORY APPROVALS.
         --------------------
         No Federal or State commission, other than your Commission and the BPU, has jurisdiction over the proposed servicing agreement.

ITEM 5.  PROCEDURE.
         ---------
         Applicants request that the Commission issue an order with respect to the servicing agreement proposed herein at the earliest practicable date. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------
          (a)  Exhibits

                   A   -   Not Applicable.

                   B   -   Form of Servicing Agreement -- To be filed by
                           amendment.

                   C   -   Not Applicable.

                   D-1 - Petition of JCP&L to the BPU seeking authority to issue the transition bonds ("BPU Petition").

                   D-2 -   Amendment No. 1 to BPU Petition.

                   D-3 -   Amendment No. 2 to BPU Petition

                   D-4 - Order of the BPU authorizing the transition bonds -- To be filed by amendment.

                   E   -   Not Applicable.

                   F-1 - Opinion of Thelen Reid & Priest LLP -- To be filed by amendment.

                   F-2 - Opinion of Gary D. Benz, Esq. -- To be filed by amendment.

          (b)      Financial Statements

                   1   -   JCP&L Consolidated Balance Sheets,  actual and pro
                           forma, as at  September 30, 2003,  and consolidated
                           Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended September 30, 2003; pro forma journal entries - To be filed by amendment.

                   2   -   FirstEnergy  Consolidated  Balance Sheets,  actual
                           and pro forma, as at September 30, 2003, and consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended September 30, 2003; pro forma journal entries - To be filed by amendment.

                   3   -   None.

                   4   -   None, except as disclosed in the notes to the
                           Financial Statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     (a) As such, the issuance of an order by your Commission with respect to the proposed servicing agreement is not a major Federal action significantly affecting the quality of the human environment.

     (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed servicing agreement which are the subject hereof.

                                    SIGNATURE


     PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                           Jersey Central Power & Light Company



                           By: /s/ Harvey L. Wagner
                               -----------------------------------
                                   Harvey L. Wagner
                                   Vice President and Controller

Date:  ____________, 2004